Exhibit 21.1
Subsidiaries of GoHealth, Inc.

Legal Name	Jurisdiction of Incorporation or Organization
GoHealth Holdings, LLC	Delaware, USA
Blizzard Midco, LLC	Delaware, USA
Norvax, LLC	Delaware, USA
GoHealth, LLC	Delaware, USA
Connected Benefits, LLC	Delaware, USA
GoHealth, s.r.o.	Slovakia
ETQ Holdings, LLC	Delaware, USA
e-TeleQuote Insurance, Inc.	Florida, USA
ETeleQuote (Private) Limited	Pakistan
ETQ HK SPV, Inc.	Florida, USA
ETelequote Nicaragua Sociedad Anonima	Nicaragua